17 February 2000

Ref: 13/00

BHP OIL DISCOVERY IN WESTERN AUSTRALIA

The Broken Hill Proprietary Company Ltd (BHP) today announced the results of its

Coniston-1 exploration well, located at:

Lat: 21 Deg 19' 56.800" South

Long: 114 Deg 03' 59.292" East

- in block WA-255-P, 50 kms from the coast of Western Australia.

The well was drilled by a joint venture operated by BHP with equity interest BHP (50 per cent), Mobil Exploration and Producing (Australia) Pty Ltd (50 per cent). The block was licensed in 1994 to BHP and Mobil and this well fulfils the work program commitment.

The well was drilled in a water depth of 389.5 metres and reached a total depth of 1350 metres (below RT elevation). A production test achieved a maximum unassisted flow rate of 2119 bopd. Production rates were constrained by operational limitations of the test equipment and environmental concerns.

The discovery is located 25 kms to the north of the BHP operated Macedon gas and Pyrenees oil discoveries and 10 km to the north of the Woodside operated Vincent oil and gas accumulation.

The significance of the Coniston-1 discovery will be assessed following an evaluation of the well results.

Contact:

MEDIA RELATIONS: Mandy Frostick, Manager Media Relations - Melbourne

Ph: +61 3 9609 4157

Mob: +61 419 546 245

INVESTOR RELATIONS: Dr Robert Porter, Vice President Investor Relations - Melbourne

Ph: +61 3 9609 3540

Mob: +61 419 587 456

 Pierre Hirsch - San Francisco Tel: (415) 774 2030